UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1028277

As at April 1, 2008

ANOORAQ RESOURCES CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 0-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Tumelo Motsisi
Acting President and CEO

Date: April 1, 2008

* Print the name and title of the signing officer under his signature

    Ste. 1020-800 West Pender Street
Vancouver, BC V6C 2V6
Tel: 604-684-6365
Fax: 604-684-8092
www.anooraqresources.com

ANOORAQ PROVIDES PROJECT UPDATES AND ANNOUNCES YEAR END FILING

April 1, 2008, Vancouver, BC - Anooraq Resources Corporation's ("Anooraq" or the "Company") (TSXV: ARQ; AMEX: ANO; JSE: ARQ) principal business is the exploration and development of platinum group metals ("PGM") prospects in the Northern and Eastern limbs of the Bushveld Complex in South Africa. The Company secured its secondary listing on the JSE Limited with effect from 19 December 2006.

Anooraq's share price has increased over the past year due in part to the buoyant PGM markets. Platinum prices have been increasing for the past three years, averaging US$900/oz in 2005, US$1145/oz in 2006 and US$1314/oz in 2007. Prices so far this year have been higher averaging around US$1838/oz in early March 2008. Palladium prices averaged approximately US$201/oz in 2005, US$323/oz in 2006 and US$358/oz in 2007 with the price reaching US$442/oz in early March 2008. Gold prices have also followed this trend with an average price in 2007 of US$697/oz reaching an average of US$916/oz in the first quarter of 2008.

Highlight of the year - the Anooraq-Anglo Platinum transaction

The key highlight for the year under review was the announcement on 4 September 2007 that Anooraq and Anglo Platinum Limited ("Anglo Platinum") had entered into a transaction framework agreement (the "TFA") whereby Anooraq would purchase from Anglo Platinum a 51% controlling interest in Lebowa Platinum Mines ("Lebowa"). As part of the transaction, Anooraq will also increase its interest to 51% in the advanced exploration stage Ga-Phasha and Boikgantsho projects as well as the earlier stage Kwanda project. These transactions will transform Anooraq into a significant independent PGM producer controlling the third largest PGM resource in South Africa.

The total cash consideration for this acquisition is a fixed price of R3.6 billion (approximately C$450 million). Anooraq plans to fund the purchase consideration through a combination of debt and equity. The transaction is subject to a number of conditions including regulatory approvals and is expected to close in 2008.

Since the announcement of the transaction, Anooraq has focused its resources on completing a due diligence on Lebowa, finalising all comprehensive agreements and performing other tasks required to implement the transaction.

As a focused controlling shareholder, Anooraq will be able to advance operations at Lebowa and also give greater impetus to Ga-Phasha, Boikgantsho and the Company's other projects.

The Lebowa Operations

Lebowa is located on the North-Eastern limb of the Bushveld Complex, to the north of and adjacent to the Ga-Phasha project. It consists of a vertical shaft and declines to access the underground development on the Merensky and UG2 Reefs, and two concentrators. According to the Anglo Platinum 2007 Annual Report, refined production at Lebowa in 2007 was approximately 187,700 ounces of platinum, palladium, rhodium and gold from the 140,000 tonnes per month operation. Anglo Platinum has also approved two major replacement and expansion projects at Lebowa, namely the Brakfontein Merensky and Middelpunt Hill UG2 shaft systems. The Brakfontein Merensky project is well advanced with first production expected in the middle of 2008, and shaft sinking has commenced at the Middelpunt Hill UG2 project.

The Ga-Phasha Project

Ga-Phasha has significant PGM mineral resources outlined in the Merensky and UG2 Reefs. Prior to the involvement of Anooraq, Anglo Platinum had carried out extensive drilling as well as preliminary engineering and mine planning studies on the Ga-Phasha Project. This work continued since Anooraq acquired its interest in 2004. Over 100 drill holes had been completed on the property since 2004, resulting in new resource estimates by Anglo Platinum (see Anooraq Q3 report and October 2007 technical report). Over the past year, studies on mining method and infrastructure have been undertaken. Labour, socio-economic and environmental studies were also done.

The Platreef Project

The Platreef Project consists of several joint venture areas, including the Boikgantsho and Kwanda Joint Ventures with Anglo Platinum (involving portions of the Platreef properties) and the Central Block properties. Following the completion in March 2005 of the preliminary assessment study, which indicated potential for an open pit mining and milling operation at the Boikgantsho Joint Venture, work on the Boikgantsho pre-feasibility study is expected to resume and be completed in fiscal 2009.

The Kwanda Joint Venture and Central Block are earlier stage properties. After completion of the Anooraq-Anglo Platinum transaction, Anooraq intends to review and plan for progress on the Kwanda Joint Venture and Central Block projects.

Plans for 2008

It is expected that most of the Company's efforts will be focused on completion of the Anooraq-Anglo Platinum transaction and the transitional events associated with this transaction. Once complete, the potential for synergies between Ga-Phasha and Lebowa will be assessed as well as other opportunities to maximise efficiencies. It is now expected that the Ga-Phasha pre-feasibility study will be concluded in fiscal 2008.

Financing

In November 2006 Anooraq, through its South African subsidiary Plateau Resources (Pty) Ltd., entered into a R70 million term loan agreement with Rustenberg Platinum Mines, a subsidiary of Anglo Platinum. Pursuant to security agreements entered into in connection with the loan, Anooraq has ceded, as security, its interest in Micawber 277 (Pty) Ltd.

In December 2006, Anooraq entered into a Settlement Agreement with Pelawan Investments (Pty) Limited ("Pelawan") to settle Anooraq's final purchase consideration obligations to Pelawan under the 2004 share exchange agreement. The terms of the agreement, which are available on SEDAR (www.sedar.com), resulted in the issue to Pelawan of 36 million common shares and share purchase warrants for the purchase of 167 million common shares in Anooraq.

In December 2007, Anooraq amended the exercise procedure of the share purchase warrants allowing Pelawan to finance the exercise of the warrants by a bridge loan from Rand Merchant Bank ("RMB"). On 20 December 2007, Pelawan conditionally exercised the Warrants at a price per common share of C$1.35 by depositing an escrowed amount equal to the aggregate exercise price for the Warrants ($225 million or R1.586 billion) into an interest bearing account with RMB, to be released pursuant to the satisfaction of certain release conditions.

Anooraq will fund the R3.6 billion purchase consideration for the Anooraq - Anglo Platinum transaction through a combination of debt and equity. The share purchase warrants with Pelawan will provide a portion of the funds required. This funding exercise is expected to be completed by mid 2008.

Year End Filing

A full copy of Anooraq's annual financial statements was filed on SEDAR on 31 March 2008 and will be released on SENS on 1 April 2008.

For further information, please visit our website www.anooraqresources.com or call investor services in South Africa at +27 11 883 0831 or in North America at 1 800 667 2114.

For and on behalf of the Board

Tumelo Motsisi Popo Molefe
Acting President and CEO Chairman

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

The American Stock Exchange has neither approved nor disapproved the contents of this press release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that Anooraq expects are forward looking statements. Although Anooraq believes that the expectations expressed in such forward looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in forward looking statements. Factors that could cause actual results to differ materially from those in forward looking statements include market prices, exploitation and exploration successes, changes in and the effect of government policies with respect to mining and natural resource exploration and exploitation and continued availability of capital and financing, and general economic, market or business conditions. Additional factors include the assumption that the Anooraq-Anglo Platinum transaction will be completed; Lebowa will continue to have production levels similar to previous years; the Lebowa expansion will be completed and successful; Anooraq will be able to obtain debt and equity financing on favourable terms; and the Ga-Phasha and Platreef Projects exploration results will continue to be positive. Investors are cautioned that any such statements are not guarantees of future performance and those actual results or developments may differ materially from those projected in the forward looking statements. For further information on Anooraq, investors should review the Company's annual Form on 20-F with the United States Securities and Exchange Commission and its home jurisdiction filings that are available at www.sedar.com.